EXHIBIT 5.1
January 24, 2006
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077

Re:	Registration Statement on Form S-1
Ladies and Gentlemen:
     We have acted as counsel to CHS Inc., a Minnesota cooperative (the “Company”), in connection with a Registration Statement on Form S-1, File No. 333-129994 (the “Registration Statement”), relating to the issuance by the Company of 912,804 shares of 8% Cumulative Redeemable Preferred Stock of the Company (the “Preferred Stock”) to redeem $23,824,184.40 of the Company’s patrons’ equities (the “Patrons’ Equities”).
     We have examined such documents and have reviewed such questions of law as we have considered necessary and appropriate for the purposes of our opinions set forth below. In rendering our opinions set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. As to questions of fact material to our opinions, we have relied upon certificates of officers of the Company and of public officials. We have also assumed that the Preferred Stock will be issued as described in the Registration Statement.
     Based on the foregoing, we are of the opinion that the shares of Preferred Stock to be issued by the Company in redemption of the Patrons’ Equities pursuant to the Registration Statement have been duly authorized and, upon issuance in redemption of the Patrons’ Equities as described in the Registration Statement, will be validly issued, fully paid and nonassessable.
     Our opinions expressed above are limited to the laws of the State of Minnesota.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the reference to our firm under the heading “Legal Matters” in the prospectus constituting part of the Registration Statement.

Very truly yours,
/s/ Dorsey & Whitney LLP

RKC